SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of a Foreign Issuer pursuant to Rules 13a-16 and 15d-16 under the Securities Exchange Act of 1934.

Exact name of registrant as specified in its charter :

Scottish Power plc

Jurisdiction of organisation :

The United Kingdom

Address of principal executive offices :

Corporate Office, 1 Atlantic Quay, Glasgow, G2 8SP

Telephone : international 011 44 141 248 8200

Facsimile : international 011 44 141 566 4680

Commission File Number :

1-14676

Date : 14 December 2001

CONFORMED COPY

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Scottish Power plc

(SIGNATURE)
By : ALAN McCULLOCH
Assistant Secretary

Date of signing : 14 December 2001

RNS Number:6399N
Scottish Power PLC
23 November 2001

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Scottish Power plc

2) Name of shareholder having a major interest

HSBC Investment Bank plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

HSBC Investment Bank plc

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

n/a

5) Number of shares/amount of stock acquired

n/a

6) Percentage of issued class

n/a

7) Number of shares/amount of stock disposed

Not stated

8) Percentage of issued class

Not stated

9) Class of security

Ordinary 50p shares

10) Date of transaction

20 November 2001

11) Date company informed

22 November 2001

12) Total holding following this notification

Not stated

13) Total percentage holding of issued class following this notification

Not stated

14) Any additional information

HSBC Investment Bank plc no longer has a notifiable interest in the shares of Scottish Power plc.

15) Name of contact and telephone number for queries

Alan McCulloch

Assistant Secretary

0141 566 4683

16) Name and signature of authorised company official responsible for making this notification

Date of notification 23 November 2001

END
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Friday, 23 November 2001 16:48:19
ENDS [nRNSW6399N]